
Mail Stop 3628

July 14, 2006

Via Facsimile: (212) 474-3700 and U.S. Mail

Sarkis Jebejian, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019

Re: Kerzner International, Limited
Schedule 13E-3/A filed July 11, 2006
File Number 005-48645

Dear Mr. Jebejian:

We have reviewed your filing and the accompanying response letter dated July 10, 2006. We have the following comments on the amended filing listed above.

All references in this letter to our "prior letter" refer to our comment letter dated June 26, 2006 on Kerzner International's initial Schedule 13E-3 filing. All other defined terms used here have the same meaning as in the Schedule 13E-3/A. The page references we refer to here refer to the copy of the revised proxy statement and Schedule 13E-3 you provided supplementally.

1. Refer to comment 2 in our prior letter and your response. Please expand your disclosure to describe any negotiations or discussions between representatives of the Company and representatives of BAMCO or Mr. Baron regarding a potential equity investment in the Company after the merger on behalf of Mr. Baron, BAMCO or their affiliates. We note the references in Mr. Baron's Schedule 13D/A dated April 21, 2006 to meetings between Howard Kerzner, Ronald Baron and BAMCO's general counsel related to this merger. That filing also references contacts between Mr. Baron and Eric Siegel, the substance of which should also be described in your disclosure document. Your expanded disclosure should be as detailed as necessary to fully explain the matters discussed between these parties, whether or not any agreement or understanding was reached with respect to future equity investment in the Company. After we review your response, we may have further comments on the revised

disclosure itself, as well as on the issue of whether Mr. Baron, BAMCO or their affiliates should be filers on the Schedule 13E-3.

2. See comment 12 in our prior letter. Refer to the question posed in the last sentence of that comment, which you have not answered. If the answer is in the negative, so indicate in your response letter. If it is in the affirmative, add appropriate disclosure in the proxy statement.

3. Refer to comment 19 in our prior letter. The sections addressing each filing person's reasons for the timing of the proposed transaction and views on fairness should address the projected earnings per share information prepared by Kerzner's management and disclosed in the revised proxy statement. That is, how did each party consider the fact that management projects significant and steady growth in per share earnings over the succeeding years through 2010.

4. See comment 20 in our prior letter and the resulting new disclosure added to the bottom of page 23 of the revised proxy statement. Describe the position(s) with Kerzner International of the "former company employee" affiliated with Party A. Detail the impact of this affiliation on the Company's negotiations with Party A (other than the $4 million potential fee to be paid to said former employee under the circumstances described).

5. Refer to comment 21 in our prior letter and the new sections entitled "Presentations of Deutsche Bank Securities to the Investor Group" and "Presentation of Groton Partners LLC to the Investor Group." Clarify whether the projections referenced in these new sections are reflected in the "Certain Projections" section that follows or elsewhere in the revised proxy statement. If not, please add them. In addition, any other projections provided by the investor group to its advisors should be summarized in the proxy statement. Written materials must be filed as an exhibit to the Schedule 13E-3.

6. See our last comment above. As to the projections disclosed in the revised proxy statement, as well as for those you add in response to these comments, please summarize in reasonable detail all material assumptions underlying those figures.

7. See the last two comments above. Provide the same disclosure describing material assumptions for the analyses performed by Deutsche Bank Securities and Groton Partners LLC. For example, under "Leveraged Buyout Analysis" on page 37, be more specific about the "assumptions regarding the duration of the hold period, lack of cost synergies, internal rates of return, debt cost…" by which you qualify the analyses performed.

8. Refer again to comment 21 in our prior letter and your responsive disclosure. Expand the two new sections added to the revised proxy to summarize the results of each analyses performed. For example, expand the subsection entitled "Precedent transactions" at the top of page 38 to present the financial and other information for the comparable companies prepared by Deutsche Bank.

9. Refer to comment 23 in our prior letter and the disclosure you have added in response to that comment. Explain why the investor group engaged two fairness advisors in connection with this transaction.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

If you have any questions please contact me at (202) 551-3263 or by facsimile at (202) 772-9203. In my absence, please contact my colleague, Julia Griffith, at (202) 551-3267.

Very truly yours,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions